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Exhibit 8(B)--Bylaws of TIAA (as amended)



                                                                    EXHIBIT 8(B)



                                  TIAA Bylaws


                                  ARTICLE TWO

                                    Trustees


TIAA Board of Trustees, February 19, 1997



                 Section 1. General Management. The general management of the property, business and affairs of the Association shall be vested in the board of trustees provided by the charter. A trustee need not be a stockholder. At least one-third of such trustees must be persons who are not officers or employees of the Association or any entity controlling, controlled by, or under common control with the Association and who are not beneficial owners of a controlling interest in the voting stock of the Association or any such entity. At least one such person must be included in the quorum for the transaction of business at any meeting of the trustees.



                                  ARTICLE FOUR
                                   Committees


                 Section 1. Appointment. At each annual meeting of the board of trustees, the board shall appoint an executive committee, an investment committee, a nominating and personnel committee, an audit committee, a committee on reimbursement agreements with CREF, a committee on products and services, and a committee on corporate governance and social responsibility, each member of which shall hold office until the close of the next annual meeting of the board and until a successor shall be appointed or until the member shall cease to be a trustee except that for the audit committee, the board may specify a different period of membership. The board of trustees, the executive committee, or the chairman may appoint such other trustee committees and subcommittees as may from time to time be found necessary or convenient for the proper conduct of the business of the Association, and designate their duties. Not less than one third of the members of each trustee committee shall be persons who are not officers or employees of the Association or of any entity controlling, controlled by, or under common control with the Association and who are not beneficial owners of a controlling interest in the voting stock of the Association or any such entity, except for the nominating and personnel committee and the audit committee, each of which will be comprised solely of such persons. Further, at least one such person must be included in the quorum for the transaction of business at any meeting of any of the committees.

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                 Section 3.  Investment Committee.  The investment committee shall consist of the chief executive officer, three other trustees, and such additional trustees, if any, as the board of trustees or the executive committee may appoint. A majority, but not less than three, of the members shall constitute a quorum, among whom only one salaried officer of the Association may be counted for that purpose.


                 (a) Subject to review by the board of trustees the investment committee shall determine the investment policies of the Association.

                 (b) The investment committee shall supervise the investment of the funds of the Association. No loan or investment other than policy loans shall be made or disposed of without authorization or approval by the investment committee.


                 Section 5. Audit Committee. The audit committee shall consist of five trustees. The committee shall itself, or through public accountants or otherwise, make such audits and examinations of the records and affairs of the Association as it may deem necessary. A majority, but not less than three, of the members shall constitute a quorum.






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